

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

   Re: ATA Inc.
     Form 20-F for the fiscal year ended March 31, 2010
     Filed July 7, 2010
     File No. 1-33910

Dear Mr. Tsang:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2010

Notes to Financial Statements

Note 2 (g) Revenue Recognition, page F-11

1. We refer to your revenue recognition policy for sales of your NTET Tutorial Platform test preparation software for the teaching industry. On page 63, you state that you sell all title and distribution rights to distributors upon delivery and that you recognize revenue upon delivery and once collectability is reasonably assured. We note that as a result of a delay in the timing of the teachers certification requirement deadline, you sold a minimal amount of NTET Tutorial Platform software after October 2008 and that based on the aging of receivables, you recorded bad debt expense of 24.7 million RMB in the fourth quarter of fiscal 2010, representing a full provision against these receivables. In this regard, please provide us with the following information for all periods presented:

   • Tell us your basis for recognizing revenue from the sales of NTET software upon delivery to distributors and how you were able to determine that collectability was reasonably assured at the time of delivery;

   • Considering that you only had minimal sales of your NTET Tutorial Platform software after October 2008 as a result of the delayed implementation of the national teachers' licensure program, tell us your basis for recognizing the entire allowance for doubtful accounts during the fourth quarter of fiscal 2010; and

   • Describe the customers associated with your NTET software receivables and your basis for determining that all of the receivables were uncollectible during the fourth fiscal quarter of 2010, and the underlying reasons for non-payment despite product delivery. Please tell us the nature of any disputes with your customers, if applicable. Tell us also how you determined that these amounts were collectible as of March 31, 2009 and at each interim period through March 31, 2010.

     Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director